

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 3, 2009

Jeffrey R. Smith
President
PSM Holdings, Inc.
1112 N. Main Street
Roswell, NM 88201

> **Re: PSM Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 28, 2009**
> **File No. 333-151807**

Dear Mr. Smith:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Audited Annual Financial Statements

Statements of Cash Flows, page 3

1. We note your response to comment 21 in your letter dated July 27, 2009. You have revised the financing section of the statement of cash flows to add two offsetting line items related to the transfer of stock from your President and the share-based payments to branch owners. This presentation appears inappropriate since these are non-cash transactions. Please revise your statement of cash flows to omit these non-cash line items from the Financing Cash Flows section and to present these transactions in your disclosure of non-cash financing activities in note 3.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 7

2. We note your response to comment 18 in your letter dated July 27, 2009 and your disclosure that you recognize the fees charged to new branch offices for joining your network when the branch agreement is signed. In our prior comment we asked you to provide us with an accounting analysis that cites the relevant accounting guidance that supports your revenue recognition policy; however, you did not include the analysis in your response. Therefore, we again request this analysis. Please ensure that you include the relevant portions of the branch agreements that are critical in making the accounting judgments.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: By fax (801) 446-8803
        Ronald N. Vance
        The Law Office of Ronald N. Vance, P.C.